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Independent Accountants' Report

The Board of Directors
Citicorp Mortgage, Inc.:

We have examined management's assertion about Citicorp Mortgage, Inc. (an indirect wholly owned subsidiary of Citigroup) and subsidiaries' (the Company) compliance with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers as of and for the year ended December 31, 1999 included in the accompanying management assertion. Management is responsible for Citicorp
Mortgage, Inc.'s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about Citicorp Mortgage, Inc.'s compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Citicorp Mortgage, Inc.'s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Citicorp Mortgage, Inc.'s compliance with the minimum servicing standards.

In our opinion, management's assertion that Citicorp Mortgage, Inc. complied in all material respects with the aforementioned minimum servicing standards as of and for the year ended December 31, 1999 is fairly stated, in all material respects.



KPMG LLP
March 10, 2000



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